FOIA Confidential Treatment Request

Requested by Gannett Co., Inc. Pursuant to Rule 83 (17 C. F. R. 200.83)

May 23, 2016

VIA EDGAR AND UPS OVERNIGHT

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Andrew Mew

Re:        Gannett Co., Inc.

Form 10-K for the fiscal year ended December 27, 2015, filed February 25, 2016

Form 10-Q for the fiscal quarter ended March 27, 2016, filed May 4, 2016

Form 8-K, furnished April 27, 2016

File No. 001-36874

Ladies and Gentlemen:

This letter sets forth the responses of Gannett Co., Inc. (the “Company”) to the comment letter dated May 10, 2016 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s annual report on Form 10-K for the fiscal year ended December 27, 2015, filed on February 25, 2016, quarterly report on Form 10-Q for the fiscal quarter ended March 27, 2016, filed on May 4, 2016, and current report on Form 8-K, furnished on April 27, 2016. For your convenience, the Staff’s comments have been repeated below in their entirety in italicized font, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C. F. R. 200.83) (“Rule 83”), the Company requests that, due to its commercially sensitive nature, certain information contained in this response letter be accorded confidential treatment (such information, the “Confidential Information”). In the version of this letter that has been submitted to the Commission via EDGAR, such information has been redacted and identified with a placeholder identified by the mark “[* *].” The Company has separately submitted to the Staff an unredacted version of this letter in which the Confidential Information has been highlighted and bracketed. In the event that the Commission receives any request for disclosure of the Confidential Information, pursuant to the Freedom of Information Act or otherwise, the Company requests that a notification of such request be provided to the Company at the following address, so that the Company may substantiate its request for confidential treatment in accordance with Rule 83:

Gannett Co., Inc.

7950 Jones Branch Drive

McLean, VA 22107-0150

Attention: Alison K. Engel, Senior Vice President, Chief Financial Officer and Treasurer

Telephone: (703) 854-6000

Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

Form 10-K for the Fiscal Year Ended December 27, 2015

Financial Statements

Notes to Consolidated and Combined Financial Statements

Note 2. Summary of Significant Accounting Policies

Segment presentation, page 41

1.	We note from your response to our prior comment 2 that you have determined that there are economic similarities across the operating segments on a long-term basis and most significant to this determination is the revenue alignment among the three segments, whereby the projected year-over-year revenue decline among USCP, the USAT Group and the U.K. Group is similar with similar trends across each of the years. However, it should be noted that we believe that future expectations do not trump past performance and historical amounts should be considered for both revenue and EBITDA margin. Also, we believe that although revenue trends among operating segments may be more similar, your performance measure, EBITDA margin, must also be evaluated. In this regard, it appears that the performance measure is not similar between operating segments, either on a historical or projected basis. We note that you believe because the USAT Group represents a smaller portion of your consolidated EBITDA amount, you do not consider USAT Group’s EBITDA margin and trend to be material when compared to the other operating segments. However, we believe that because the revenue contributed by the USAT group is significant to the consolidated group, it is important to evaluate the EBITDA margins for the USAT group in comparison to the other operating segments. Considering the EBITDA margins for all three operating segments, please explain to us in more detail, why you believe the segments should be considered economically similar from both a historic and future perspective.

The Company thanks the Staff for its participation in a telephone conference with us held on May 20, 2016, in which comment nos. 1 and 2 were discussed. As a result of that conversation, we are hopeful that the Company’s responses to comment nos. 1 and 2 set forth in this letter address any issues remaining in respect of those comments.

With respect to comment no. 1, the Company acknowledges the Staff’s comment and respectfully advises the Staff that based on its evolution attributed to the separation from its former parent on June 29, 2015, and given the significant strategic changes that the Company is aggressively pursuing under the direction of its new, post-separation executive team and Board of Directors, the Company believes historical results of its operating segments are not necessarily indicative of future performance. Nevertheless, the Company also considered trends and margins in those years, as discussed further below, and the Company believes that margins will continue to converge as these strategic changes are implemented across all our operating segments. These strategic changes, which were disclosed in the Company’s annual report on Form 10-K for the fiscal year ended December 27, 2015, include expanding the integration of national and local content by uniting the Company’s local markets and brands as well as USA TODAY under the USA TODAY NETWORK, continuing to enhance digital platforms, supplementing organic growth with selective acquisitions, and focusing on operational excellence and synergies across the organization, including between the Company’s domestic and U.K. operations.

Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

The Company’s transformation has been marked by the following key actions:

•	In 2014, the Company began inserting a condensed edition of USA TODAY daily into local papers in certain of the Company’s markets in a distribution strategy aimed at both enhancing local publications’ content and widening USA TODAY’s reach.

•	In the second quarter of 2015, to further expand its footprint across the U.K. and the U.S., the Company acquired Romanes Media Group and the portion of the Texas-New Mexico Partnership the Company did not already own.

•	On June 29, 2015, the date of our separation from our former parent, we created Domestic Publishing, which encompasses both USCP and the USAT Group. Domestic Publishing is managed by the President of Domestic Publishing (i.e., he is responsible for the daily management of both USCP and the USAT Group), who reports to the CEO.

•	Domestic Publishing’s operations are now combined in the following areas across all the Company’s markets: (1) one national sales team; (2) a united content team led by a Chief Content Officer, a new position in the Company, who manages all content and resources; (3) a combined team analyzing data derived from readers across all of its platforms (e.g. desktop, mobile, tablet); (4) a centralized strategy group developing future business opportunities for all its markets; and (5) centralized procurement of newsprint (which has been centralized for many years).

•	In the fourth quarter of 2015, the Company united its local and national media brands under the USA TODAY NETWORK. The Company has added the USA TODAY NETWORK logo to the mastheads of all the local papers to bring uniformity of the new brand to the Company’s markets.

•	After the acquisition of Journal Media Group (“JMG”) in April 2016, USCP is projected to constitute approximately [**]% of consolidated revenues and EBITDA for fiscal year 2016. The USAT Group is projected to constitute [**]% of consolidated revenues and approximately [**]% of consolidated EBITDA for fiscal year 2016. Future acquisitions are expected to further decrease the relative contribution of the USAT Group to the Company’s revenues and EBITDA.

•	In 2016, the Company began an initiative to further evaluate synergies and resource sharing between Domestic Publishing and the U.K. Group. We expect this initiative to yield many areas where we can manage the U.K. Group in conjunction with Domestic Publishing as one unit.

In light of the Company’s ongoing actions to implement the strategy of integrating the operations of its local and national newspaper businesses, as well as to continue to maximize resource sharing between domestic and U.K. publications, we believe that providing information at the operating segment level is not incrementally meaningful to investors in evaluating the Company. We believe this is evidenced by the questions that we receive from our investors and analysts that follow the Company, which are primarily focused on the Company’s consolidated results and going forward strategic initiatives.

Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

The Company continues to believe that its operating segments – USCP, the USAT Group and the U.K. Group – meet the aggregation criteria in ASC 280-10-50-11. Through each operating segment, the Company provides news content via newsprint and digital platforms to attract and retain readers in our markets and enable advertisers to more effectively reach their prospective customers. The following characteristics are the same or similar across all three operating segments:

•	There is a single production process for its newspaper and digital news products;

•	There are similar publishing facilities, equipment, labor forces and production/service offering capabilities, both owned and contracted;

•	The customer types are similar; and

•	There are consistent distribution channels. Print is distributed via contracted delivery services and resellers. Online content is distributed via branded web pages on desktops, mobile platforms and tablets. Publications are distributed either daily or non-daily via newsprint or digital platforms.

Historically, EBITDA margins for USCP and the U.K. Group were fairly similar: 2010 – [**]% for USCP and [**]% for U.K., 2011 – [**]% for USCP and [**]% for U.K., 2012 – [**]% for USCP and [**]% for U.K. Starting in 2013 and through 2015, we saw the USCP margin decline to the [**]%-[**]% range, while the U.K. Group’s margin remained relatively consistent at [**]%-[**]%. While both USCP and the U.K. Group had declines in revenue during that period, the U.K. Group was able to more quickly react to these unfavorable revenue trends by significantly reducing its costs and expenses. The U.K. Group was able to accomplish this more quickly than USCP given their smaller size and corresponding infra-structure (including not having as much of the burden of Corporate allocations), as well as relatively close proximity of the U.K. Group’s newspapers to one another. Further, the U.K. Group’s EBITDA margins are higher than the EBITDA margins of USCP and the USAT Group partially as the result of lower distribution costs due to the relatively close proximity of the U.K. Group’s newspapers to one another. With respect to distribution costs, we expect that the distribution margin differential will decrease as digital revenues continue to grow which will ultimately impact the long term projections as print and distribution costs decline. Also, as the Company continues to execute on its acquisition and consolidation strategy, domestic margins are expected to improve, and better align with the U.K. Group. Some of these strategic initiatives are not yet fully considered in the current projections for future periods as these initiatives will continue to evolve as the Company establishes itself as a new separate public company under a new, post separation management team.

As of December 27, 2015, the Company determined it had three operating segments (USCP, the USAT Group and the U.K. Group) as a result of a review of the way in which the Company conducts its business activities and the way in which the Company’s CEO (CODM) reviews the operating results, assesses performance and allocates resources. Management believes that over time as USCP and the USAT Group continue to operate as one Domestic Publishing, it is likely that the CODM will no longer measure profitability separately. However, given the relatively short period of time since the spin-off, as of December 27, 2015, the CODM was continuing to receive and use reporting similar to that provided historically.

Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

Based on qualitative and quantitative similarities of the three operating segments, the Company aggregated them into one reportable segment. Management believes that providing information to investors based on total Company performance enables investors to make more informed judgments, as the primary objective of the Company is to diversify revenue and achieve maximized monetization of and return on investment of the Company’s collective core publishing properties. The aggregation of USCP, the USAT Group and the U.K. Group into a single reportable segment therefore is consistent with the objective and basic principles of ASC 280.

2.	We also note from your response that you believe that revenue is the primary metric used by your investors and stakeholders to evaluate your operating results, as cost structures can be “right-sized” in the near to medium term by implementing reductions in force, the largest expense category for newspapers. Please explain to us how your CODM uses EBITDA as a performance measure, including how the segments are evaluated in terms of EBITDA margin and how resources are allocated based on this measure.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the CODM sets the overall strategy of the Company, establishes its financial and operating priorities and determines the allocation of resources both at the operating segment level and across the Company. Given the relatively short period of time since the Company’s spin-off, the Company is in a stage of evolution of its business and strategies. While the CODM continues to receive and evaluate financial information at the operating segment level, the Company’s strategy is squarely focused on Company-wide initiatives including the following: expanding digitally by growing digital revenue and unique visitors; making selective acquisitions; implementing facility consolidations and workforce reductions; and creating efficiencies through centralization of many parts of the operations. Consistent with the impetus of these company-wide initiatives, the Company focuses on consolidated EBITDA to the Board of Directors.

When evaluating operating segment performance, the CODM takes into consideration primarily revenue metrics. In this regard, to the extent revenue goals for a given operating segment are not met, the CODM expects the operating segment management team to identify opportunities for cost reductions, in order to achieve the EBITDA goal amount set for the operating segment. When making decisions about resource allocation, given the Company’s strategic initiatives described above, the CODM takes into consideration the impact of such decisions on top-line revenue growth, while also considering the impact on EBITDA (for example, when making decisions about acquisitions, the CODM considers the expected impact on both revenue and EBITDA, in particular ensuring that the acquisition will be accretive at a consolidated EBITDA level).

To provide context on how the CODM manages the Company, the following are members of Gannett’s Executive Team that report directly to the CODM: President of U.S. Domestic Publishing; Chief Executive Officer of Newsquest Media Group (the U.K. Group); Chief Financial Officer; Chief Strategy Officer; Chief Legal Officer; Chief Technology Officer; Chief Marketing Officer; Chief Product Officer; Chief Content Officer; and Chief People Officer. These executives are key advisers to our CODM as he makes key operating decisions and allocates resources to execute the global strategy of the Company. As described in the Company’s 2016 proxy statement, achievement of Company-wide performance goals and strategic objectives was the primary driver of 2015 annual bonus compensation awarded to our executive team.

Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

Form 10-Q for the Fiscal Quarter Ended March 27, 2016

3.	We note from your non-GAAP reconciliations on pages 24 and 25 that you disclose the non-GAAP financial measures, Adjusted Operating Income and Adjusted Net Income. Please revise to also include a description of these measures in the “Presentation of Non-GAAP Information” section on page 23 to disclose how management uses these measures and why the measures are useful to investors. Your Form 8-K earnings release announcements that disclose these non-GAAP financial measures should be similarly revised.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will: (1) exclude Adjusted Operating Income from its future filings; and (2) include in its future filings disclosure regarding how management uses Adjusted Net Income and why such measure is useful to investors. Marked below are proposed revisions to our existing disclosure regarding Non-GAAP financial measures. The Company believes the revised disclosure is responsive to the Staff’s comment and intends to include it in its future filings under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Presentation of Non-GAAP information

We use non-GAAP financial performance and liquidity measures to supplement the financial information presented on a GAAP basis. These non-GAAP financial measures should not be considered in isolation from or as a substitute for the related GAAP measures, and should be read together with financial information presented on a GAAP basis.

In this report, we present adjusted EBITDA, adjusted net income and adjusted diluted earnings per share (“EPS”), which are non-GAAP financial performance measures that exclude from our reported GAAP results the impact of certain items consisting of workforce restructuring charges, transformation costs and non-cash asset impairment charges. We believe that such expenses, charges and gains are not indicative of normal, ongoing operations and their inclusion in results makes for more difficult comparisons between years and with peer group companies. In the future, however, we are likely to incur expenses, charges and gains similar to the items for which the applicable GAAP financial measures have been adjusted and to report non-GAAP financial measures excluding such items. Accordingly, exclusion of those or similar items in our non-GAAP presentations should not be interpreted as implying that the items are non-recurring, infrequent or unusual.

Adjusted EBITDA is a non-GAAP financial performance measure that we believe offers a useful view of the overall operation of our business. Adjusted EBITDA is defined as net income before (1) income taxes, (2) interest expense, (3) equity income, (4) other non-operating items, (5) severance-related charges (including early retirement programs), (6) facility consolidation costs, (7) asset impairment charges, (8) depreciation and (9) amortization. When adjusted EBITDA is discussed in this report, the most directly comparable GAAP financial measure is net income.

Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

Adjusted EPS is a non-GAAP financial performance measure that we believe offers a useful view of the overall operation of our business. We define adjusted EPS, which may not be comparable to a similarly titled measure reported by other companies, as EPS before tax-affected (1) severance-related charges (including early retirement programs), (2) other transformation items, (3) asset impairment charges and (4) acquisition-related expenses (gains). The tax impact on these non-GAAP tax deductible adjustments is based on the estimated statutory tax rates for the U.K. of 20.0% and the U.S. of 38.7%. When adjusted EPS is discussed in this report, the most directly comparable GAAP financial measure is diluted EPS.

Adjusted net income is a non-GAAP financial performance measure that we use for the purpose of calculating Adjusted EPS. Adjusted net income is defined as net income before the adjustments we apply in calculating Adjusted EPS, as described above. We believe that presenting adjusted net income is useful to enable investors to understand how we calculate adjusted EPS, which provides a useful view of the overall operation of our business.

Free cash flow is a non-GAAP liquidity measure that adjusts our reported GAAP results for items that we believe are critical to the ongoing success of our business. We define free cash flow, which may not be comparable to a similarly titled measure reported by other companies, as cash flow from operating activities, less capital expenditures, which results in a figure representing free cash flow available for use in operations, additional investments and returns to shareholders. The most directly comparable GAAP financial measure is net cash from operating activities.

We use non-GAAP financial measures for purposes of evaluating our performance and liquidity. Therefore, we believe that each of the non-GAAP measures presented provides useful information to investors by allowing them to view our businesses through the eyes of our management and board of directors, facilitating comparison of results across historical periods, and providing a focus on the underlying ongoing operating performance of our business. Many of our peer group companies present similar non-GAAP measures to better facilitate industry comparisons.

The Company will include similar disclosure in its Form 8-K earnings release announcements that disclose Adjusted Net Income.

Form 8-K furnished April 27, 2016

4.	We note your revised bullet point presentation in response to our prior comment 6; however, it appears you have presented operating income as the most directly comparable GAAP measure to Adjusted EBITDA. Given that the guidance outlined in Question 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures states that measures such as EBITDA and Adjusted EBITDA must be reconciled to net income, we believe net income is therefore, the most directly comparable GAAP measure. Please revise accordingly.

In response to the Staff’s comment, we will undertake to present net income as the most directly comparable GAAP measure wherever we present Adjusted EBITDA in our future periodic reports on Forms 10-K and 10-Q and in our future earnings releases furnished as exhibits to Forms 8-K.

*      *      *      *      *

Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (703) 854-6807.

Very truly yours,

/s/ Alison K. Engel
Alison K. Engel
Senior Vice President, Chief Financial Officer and Treasurer